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FEB 22 2012
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125

SECURITIE[illegible] N

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SEC FILE NUMBER
8 - 52491

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aspen Equity Partners, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2828 N. Harwood Street, Suite 1700
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Young — (214) 292-5055
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aspen Equity Partners, LLC**, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Partner
Title

Notary Public

ANGELA C. WISER-ROSE
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES 1-31-2013

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

ASPEN EQUITY PARTNERS, LLC

Financial Statements and Supplemental Schedules
December 31, 2011

(With Independent Auditors' Reports Thereon)

ASPEN EQUITY PARTNERS, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2011

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Aspen Equity Partners, LLC:

We have audited the accompanying statement of financial condition of Aspen Equity Partners, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen Equity Partners, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
January 31, 2012

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

ASPEN EQUITY PARTNERS, LLC
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	20,553
Clearing deposit		250,000
Receivable from clearing broker dealer		23,205
Investments, fair value		22,885
Other current assets		44
Total assets	$	316,687
Liabilities and Members' Equity		
Liabilities		
Commission payables	$	20,384
Due to broker dealer		22,885
Accrued expenses and other liabilities		4,775
Total liabilities		48,044
Members' equity		268,643
Total liabilities and members' equity	$	316,687

See notes to the financial statements and independent auditors' report.

ASPEN EQUITY PARTNERS, LLC
Statement of Operations
For the Year Ended December 31, 2011

Revenues:		
Commission	$	26,822
Investment banking income		113,080
Interest		27,046
Other		8,351
Total revenues		175,299
Operating expenses:		
Rent and executive services, related party		389,958
Commission		106,933
Professional fees		18,700
Licensing and other fees		16,177
Clearing		12,409
General and administrative		34,338
Total operating expenses		578,515
Net loss before income taxes		(403,216)
Income tax expense		-
Net loss	$	(403,216)

See notes to the financial statements and independent auditors' report.

ASPEN EQUITY PARTNERS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2011

	Contributed Capital	Retained Deficit	Total
Balance at December 31, 2010	$ 35,000	$ 1,542,010	$ 1,577,010
Contributions	300,000	-	300,000
Distribution of related party note receivable	-	(1,205,151)	(1,205,151)
Net loss	-	(403,216)	(403,216)
Balance at December 31, 2011	$ 335,000	$ (66,357)	$ 268,643

See notes to the financial statements and independent auditors' report.

ASPEN EQUITY PARTNERS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(403,216)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Change in assets and liabilities:		
Receivable from clearing broker dealer		(23,205)
Investments, fair value		(22,885)
Other current assets		(44)
Commission payables		20,384
Due to broker dealer		22,885
Accrued expenses and other liabilities		1,491
Net cash used in operating activities		(404,590)
Cash flows from investing activities:		
Clearing deposit		(250,000)
Note receivable from related party, net		365,436
Net cash provided by investing activities		115,436
Cash flows from financing activities:		
Contributions		300,000
Net cash provided by financing activities		300,000
Net increase in cash		10,846
Cash and cash equivalents at beginning of year		9,707
Cash and cash equivalents at end of year	$	20,553
Income taxes paid	$	-
Interest paid	$	-
Non-cash investing and financing activities:		
Distribution of related party note receivable	$	1,205,151

See notes to the financial statements and independent auditors' report.

Note 1 - Nature of Business

Aspen Equity Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides is engaged in full service broker dealer activities and investment banking.

The Company is a Texas limited liability company, which commenced operations on March 20, 2000. On July 7, 2011, the Company underwent a change in control ("Recapitalization") from the previous wholly-owned member, Aspen Advisors, LP. Subsequent to the change in control, the Company has three members, B&Y Holdings, LLC ("B&Y"), Aspen Partners, Inc. ("Aspen") and PGL, Inc. ("PGL"). Aspen Advisors, LP no longer has any continuing right, title or interest in any assets or any continuing obligations as a member of the Company.

The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Transaction Fees
Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.

Note 2 - Significant Accounting Policies (continued)

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash equivalents, demand deposit, receivables from clearing broker dealer, investments, commission payables, due to broker dealers, accounts payable and accrued expense, approximate their fair values due to their short maturities.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended December 31, 2011, the Company's Texas franchise tax expense was not significant.

Management Review
The Company has evaluated subsequent events through January 31, 2012, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement

During the Recapitalization, in exchange for a 90% membership, B&Y contributed $300,000. Aspen and PGL each have a 5% membership.

The members shall not be obligated to make any further capital contribution to the Company; and are not liable for any debts, obligations or liabilities of the Company, solely by reason of being such member or acting (or omitting to act) in such capacity or participating in the conduct of the business of the Company. A member may withdraw from the Company at any time in line with the member agreement.

The Company's profits and losses shall be allocated to each member in proportion to their membership percentage owned.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement (continued)

The Company's life is perpetual unless it is dissolved. The Company can be dissolved as a result of the following events: decision of the members to dissolve the Company; death, retirement, resignation, expulsion, bankruptcy or dissolution of a member, or the sale or disposition of all or substantially all of the Company's assets.

Upon wind down or dissolution of the Company, the members shall be entitled to receive, after paying or making reasonable provision for all of the Company's creditors to the extent required by the Agreement, the remaining funds of the Company.

Note 4 - Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The Company established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2011:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$ 22,885	$ -	$ -	$ 22,885
Total liabilities	$ 22,885	$ -	$ -	$ 22,885

Note 5 - Clearing Deposit

The Company maintains a deposit account with First Southwest Company ("FSW") as part of the Company's contract for services. FSW requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2011, cash of $250,000 has been maintained as a deposit.

Note 6 - Related Party Transactions

Expense agreement
Effective January 1, 2006, the Company entered into an expense-sharing agreement with Aspen Advisors, LP. Under the terms of the agreement, the Company will bear a portion (85% for 2011) of joint administrative and overhead costs incurred by the Parent. The allocation is based on the relative gross revenues of the two companies for the previous year as reported in federal tax return. The overhead allocation factor is computed no less than annually, and the Company pays the service fee in 12 monthly installments. The monthly fee was $63,993 for the year ended December 31, 2011. The Company paid $389,958 during the year ended December 31, 2011. This agreement was terminated on July 7, 2011 after the Recapitalization.

Intercompany revolving note agreement
The Company had an outstanding loan receivable from the Parent arising from advances made under an intercompany revolving note agreement. The agreement provided for interest to be accrued at the greater of 4% or the short-term applicable federal rate. The Company recognized $26,523 in interest income during the year ended December 31, 2011. This agreement was terminated on July 7, 2011 after the Recapitalization. The intercompany revolving note was distributed upon Recapitalization.

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $265,166 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.18 to 1.

Schedule I

ASPEN EQUITY PARTNERS, LLC
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2011

Total members' equity qualified for net capital	$ 268,643
Deductions and/or charges	
Non-allowable assets:	
Other assets	44
Total deductions and/or charges	44
Net capital before haircuts on securities	268,599
Haircuts on securities	3,433
Net capital	$ 265,166
Aggregate indebtedness	
Accrued expenses and other liabilities	$ 48,044
Total aggregate indebtedness	$ 48,044
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 165,166
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 145,166
Ratio of aggregate indebtedness to net capital	0.18 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011 as reported by Aspen Equity Partners, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and independent auditors' report.

Schedule II

ASPEN EQUITY PARTNERS, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2011

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), special account for exclusive benefit of customers.

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Aspen Equity Partners, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Aspen Equity Partners, LLC (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
January 31, 2012